Exhibit 99.57

DeFi Technologies Inc. Portfolio Company SEBA Bank AG Awarded Licence by the SFC to Conduct Regulated Activities in Traditional Securities and Crypto-Related Services in Hong Kong

●	DeFi Technologies Inc. announces that its venture portfolio company, SEBA Bank AG, has been granted a licence by the Securities and Futures Commission (SFC) to conduct regulated financial activities in Hong Kong, marking SEBA’s first regulated presence in the APAC region.

●	The new licence enables SEBA Hong Kong to offer a range of services including dealing in and distributing securities and virtual asset-related products, providing advice on securities and virtual assets, and managing assets for both traditional and virtual securities.

●	This development is a strategic advancement for SEBA Bank, enhancing its global operations from regulated hubs in Switzerland, Abu Dhabi, and now Hong Kong, and aligns with DeFi Technologies’ mission to bridge traditional finance with decentralized finance.

TORONTO – November 8, 2023 – DeFi Technologies Inc. (the “Company” or “DEFI”) (NEO: DEFI) (GR: R9B) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance, is proud to announce that its venture portfolio company, SEBA Bank AG (SEBA Bank), a fully licensed Swiss crypto bank, has received a licence from the Securities and Futures Commission (SFC). SEBA Bank, which provides a comprehensive suite of financial solutions for the digital age—including staking, lending, custody, investment, trading, banking, and deposit services in Switzerland—has established through its wholly owned subsidiary, SEBA (Hong Kong) Limited (SEBA Hong Kong), its first regulated footprint in APAC in line with its strategic vision.

This licence permits SEBA Hong Kong to conduct regulated activities in Hong Kong to deal in and distribute all securities, including virtual assets-related products, such as OTC derivatives and structured products with underlying virtual assets; advise on securities and virtual assets; and conduct asset management for discretionary accounts in both traditional securities and virtual assets. Institutional and professional investors, including corporate treasuries, funds, family offices and high-net-worth individuals, can begin availing of SEBA Hong Kong’s licensed services from today.

The granting of this official licence marks a significant leap forward in the SEBA Group’s mission to secure the future of the global crypto economy. This, in turn, validates SEBA Hong Kong’s position in the market as a trusted and regulated partner in APAC, being on the ground providing investment and advisory services for investors with the security and customer experience that accompanies a regulated institution.

DeFi Technologies CEO Olivier Roussy Newton commented, “The granting of the SFC licence to SEBA, marks a significant milestone in the evolution of the global crypto economy. As investors in SEBA, we at DeFi Technologies are excited about the expansion of regulated financial services in the APAC region. This achievement aligns with our mission to bridge the gap between the innovative world of decentralized finance and the established realm of traditional capital markets. It underscores our commitment to supporting our portfolio companies in navigating the complex regulatory environment, thereby providing our stakeholders with exposure to compliant and forward-thinking financial solutions.”

The SEBA Group continues to monitor closely the wider regulatory landscape and will work in collaboration with regulators across the globe to identify further opportunities for growth. Most importantly, this SFC licence means that the SEBA Group operates globally from its regulated hubs of Switzerland, Abu Dhabi and Hong Kong.

About SEBA Bank AG

Founded in April 2018 and headquartered in Zug, SEBA Bank is a pioneer in the financial industry providing a seamless, secure and easy-to-use bridge between digital and traditional assets. As a smart bank SEBA Bank offers a fully universal suite of regulated banking services in the emerging digital economy. In August 2019, SEBA Bank received a Swiss banking and securities dealer licence – the first time a reputed, regulatory authority such as FINMA has granted a licence to a financial services provider with a core capability in digital assets. The broad, vertically integrated spectrum of services combined with the highest security standards, make SEBA Bank’s value proposition unique – this is why Banque de France selected SEBA Bank to test the integration of Central Bank Digital Currency (CBDC). CVVC Global Report and CB Insights names SEBA Bank as Top 50 Companies within the blockchain ecosystem. For more information visit https://www.seba.swiss/.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP and Valour Digital Asset Basket 10, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Debt Settlement; development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations
ir@defi.tech

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